SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


                          INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                       RULES 13d-1(b) AND (c) AND (d) AND
                            AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (Amendment No. 4)(1)

                            Applied Biometrics, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   03814L 10 3
            --------------------------------------------------------
                                 (CUSIP Number)

                                  May 23, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).


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CUSIP No. 03814L  10  3                    13G                Page 2 of 5 Pages


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  David B. Johnson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
                                                                    (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                 5.        SOLE VOTING POWER

           NUMBER OF                                69,000

            SHARES               6.        SHARED VOTING POWER

         BENEFICIALLY                               295,200(2)

         OWNED BY EACH           7.        SOLE DISPOSITIVE POWER

       REPORTING PERSON                             69,000

             WITH                8.        SHARED DISPOSITIVE POWER

                                                   295,200(3)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  364,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8.2%


(2) Includes 294,950 shares and 250 shares owned respectively by Betty Johnson and Todd Johnson, wife and son of David B. Johnson.

(3)  See footnote 2.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 03814L  10  3                    13G                Page 3 of 5 Pages



12.      TYPE OF REPORTING PERSON*

                  IN

Item 1(a).           Name of Issuer:

                              Applied Biometrics, Inc.

Item 1(b).           Address of Issuer's Principal Executive Offices:

                              501 East Highway 13, Ste. 108
                              Burnsville, Minnesota  55337

Item 2(a).           Name of Person Filing:

                              See Item 1 on cover page

Item 2(b).           Address of Principal Business Office or, if None,
                     Residence:

                              c/o Miller, Johnson & Kuehn, Incorporated
                              5500 Wayzata Boulevard
                              Suite 800 - Eighth Floor
                              Minneapolis, Minnesota  55416

Item 2(c).           Citizenship:

                              See Item 4 on cover page

Item 2(d).           Title of Class of Securities:

                              Common Stock, $.01 par value

Item 2(e).           CUSIP Number:

                              See cover page

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is a:

                             (a) [ ] Broker or dealer registered under Section
                                     15 of the Act,
                             (b) [ ] Bank as defined in Section 3(a)(6) of the
                                     Act,
                             (c) [ ] Insurance Company as defined in Section
                                     3(a)(19) of the Act,
                             (d) [ ] Investment Company registered under Section
                                     8 of the Investment Company Act,
                             (e) [ ] Investment Adviser registered under Section
                                     203 of the Investment Advisers Act of 1940,
                             (f) [ ] Employee Benefit Plan, Pension Fund which
                                     is subject to the provisions of the
                                     Employee Retirement Income Security Act of
                                     1974 or Endowment Fund; SEE
                                     13d-1(b)(1)(ii)(F),

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CUSIP No. 03814L  10  3                13G                   Page 4 of 5 Pages

                             (g) [ ] Parent Holding Company, in accordance with
                                     Rule 13d-1(b)(ii)(G); see Item 7,
                             (h) [ ] A savings association as defined in Section
                                     3(b) of the Federal Deposit Insurance Act,
                             (i) [ ] A church plan that is excluded from the
                                     definition of an investment company under
                                     section 3(c)(14) of the Investment Company
                                     Act of 1940,
                             (j) [ ] Group, in accordance with Rule
                                     13d-1(b)(1)(ii)(J).

                             If this statement is filed pursuant to Rule
                     13d-1(c), check this box. [X]

Item 4.              Ownership.

                              If the percent of the class owned, as of December
                     31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                              (a)      Amount beneficially owned:

                                               See Item 9 on cover page

                              (b)      Percent of class:

                                               See Item 11 on cover page

                              (c) Number of shares as to which such person has:

                                      (i)      Sole power to vote or to direct
                                               the vote: See Item 5 on cover
                                               page

                                      (ii)     Shared power to vote or to direct
                                               the vote: See Item 6 on cover
                                               page

                                      (iii)    Sole power to dispose or to
                                               direct the disposition of: See
                                               Item 7 on cover page

                                      (iv)     Shared power to dispose or to
                                               direct the disposition of: See
                                               Item 8 on cover page

Item 5.              Ownership of Five Percent or Less of a Class.

                              Not applicable

Item 6.              Ownership of More than Five Percent on Behalf of Another
                     Person.

                     Betty Johnson, wife of David B. Johnson, owns and has the right to receive the dividends from, or proceeds from the sale of, 294,950 shares, or 6.6% of the total outstanding shares of the company. Another individual related to David
                     B. Johnson has the right to receive dividends from, or proceeds of the sale of, 250 shares.


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CUSIP No. 03814L  10  3                     13G              Page 5 of 5 Pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                              Not applicable

Item 8.              Identification and Classification of Members of the Group.

                              Not Applicable

Item 9.              Notice of Dissolution of Group.

                              Not applicable

Item 10.             Certification.

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 1999

                                         /s/ David B. Johnson
                                         ---------------------------------------
                                         David B. Johnson


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative, other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties for whom copies are to be sent.

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).